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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                                                COMMISSION
                                  FORM 12b-25             FILE NUMBER: 000-18484

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB
             [ ] Form N-SAR

                  For Period Ended:  December 31, 2000
                                     -----------------
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on Form 11-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended: _____________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
EMCLAIRE FINANCIAL CORP.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
612 MAIN STREET
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City, State and Zip Code
EMLENTON, PENNSYLVANIA  16373
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the unavailability of certain financial data necessary to complete the subject report, the subject report could not be timely filed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              John J. Boczar          (724)                 867-2311
              --------------       -----------   -------------------------------
                  (Name)           (Area Code)         (Telephone Number)

(2)      Have all other periodic reports required under
         Section 13 or 15(d) of the Securities Exchange Act of
         1934 or Section 30 of the Investment Company Act of
         1940 during the preceding 12 months or for such
         shorter period that the registrant was required to
         file such report(s) been filed? If answer is no,
         identify report(s).                                    [ ] Yes   [X] No

         Form 10-QSB For Quarter Ended September 30, 2000.

(3)      Is it anticipated that any significant change in
         results of operations from the corresponding period
         for the last fiscal year will be reflected by the
         earnings statement to be included in the subject
         report or portion thereof?                             [X] Yes   [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         During the fourth quarter of 2000 Emclaire recorded a non-recurring charge of $1.6 million to reflect the impairment of goodwill and core deposit intangible assets related to an acquisition in 1998. In addition, a charge of $448,000 was recorded to recognize an other than temporary decline in value of an equity security investment. As a result of these charges a net loss of $1.379 million was recorded for the three months ended December 31, 2000 as compared to net income of $459,000 recorded during the same period in 1999. For the year ended December 31, 2000 net income of $4,000 was recorded as compared to $1.754 million reported for 1999.

         These charges were disclosed in a press release and a letter to shareholders at the time they were recorded.

                            EMCLAIRE FINANCIAL CORP.
                            ------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 2, 2001                          By /s/ John J. Boczar
                                                --------------------------------
                                                John J. Boczar, Treasurer